Exhibit 99.1

Press Release

BitFuFu to Acquire 80-MW Bitcoin Mining Facility in Ethiopia

SINGAPORE, Oct. 22, 2024 (GLOBE NEWSWIRE) -- BitFuFu Inc., (“BitFuFu” or “the Company”) (NASDAQ: FUFU), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today announced it has entered into a definitive agreement to acquire a majority stake in an 80-megawatt (MW) Bitcoin mining facility in Ethiopia.

This transaction marks the start of the Company’s transition from an asset-light strategy to one that manages a diverse and robust portfolio of Bitcoin mining infrastructure. As of June 30, 2024, BitFuFu’s hosting capacity was 522 MW, all of which is hosted by third parties. Upon completion of this transaction, BitFuFu’s hosting capacity will surpass the 600MW mark, approximately 13% of which will reside in sites owned and operated by the Company.

The newly acquired mining facility will provide BitFuFu with the potential to add 4.6 EH/s mining capacity with the deployment of the latest Bitmain S21-series miners. With power costs averaging below US$0.04 per kilowatt-hour, this acquisition is expected to reduce BitFuFu’s cost per Bitcoin.

With the majority of BitFuFu’s mining infrastructure currently based in the United States, this acquisition strengthens the Company’s competitive advantages in the international market and further expands its footprint globally. Additionally, the new facility will create valuable employment opportunities for the local community, contributing to regional economic development.

Leo Lu, CEO and Chairman of BitFuFu, commented, “This acquisition is a critical milestone as we work to vertically integrate and transition towards a more diversified and resilient portfolio of Bitcoin mining sites. Our cloud-mining solutions provide us with the unique flexibility to sell future hashrate at fixed prices, generating capital for further expansion. As we integrate this facility into our global infrastructure, we can capitalize on lower energy costs to reduce Bitcoin production expenses, expand our operational capacity, and enhance profitability. We have already begun planning for technological upgrades to improve energy efficiency and mining capacity at this site. Moving forward, we aim to strengthen our global position by acquiring or building additional facilities and drive further innovation in the digital asset mining sector while delivering long-term value to our shareholders.”

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

BitFuFu Investor Relations

Charley Brady

Vice President, Investor Relations

ir@bitfufu.com

Christensen Advisory

bff@christensencomms.com